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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO THE MARKET

EMBRAER S.A. ("Embraer" or the "Company") hereby informs its shareholders and the investors in general that Mr. Maurício Augusto Silveira de Medeiros has resigned from his position as a member of the Company's Board of Directors. Mr. Maurício was appointed by the Brazilian Federal Government, holder of the Golden Share. His resignation will become effective on September 1, 2026.

Pursuant to Article 29, item V, of the Company's Bylaws, the alternate board member, Walcyr Josué de Castilho Araújo, will assume the vacant position until the next Annual Shareholders' Meeting is held.

Embraer thanks Mr. Maurício Augusto Silveira de Medeiros for his valuable contribution and dedication over the past years as a board member.

São José dos Campos, August 20th, 2026.

Felipe Santana Santago de Lima

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations